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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/05/2008 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Boulevard, Suite A-18
(No. and Street)

Woodcliff Lake, New Jersey 07677
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

3000, 700 - 2nd Street SW, Calgary, Alberta T2P OS7 Canada
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solium Financial Services, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 6-30-10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solium CAPITAL

Solium Financial Services LLC
Financial Statements
For the thirteen months ended December 31, 2009

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

We have audited the accompanying balance sheet of **Solium Financial Services LLC** (the "Company") as of December 31, 2009 and the related statements of operations and retained earnings, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the thirteen month period ended December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and its cash flows for the thirteen month period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Calgary, Alberta
February 20, 2010

Chartered Accountants

SOLIUM FINANCIAL SERVICES LLC

Balance Sheet
As at December 31, 2009
(Amounts in US Dollars)

	$
ASSETS	
CURRENT	
Cash	187,515
Accounts receivable	36,296
	223,811
LIABILITIES	
Due to related parties	1,708
Accounts payable and accrued liabilities	16,430
	18,138
SHAREHOLDERS' EQUITY	
Share capital	120,000
Retained earnings	85,673
	205,673
	223,811

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Operations and Retained Earnings
For the thirteen months ended December 31, 2009
(Amounts in US Dollars)

	Thirteen Months Ended December 31, 2009 $
Revenue	
Broker access and administration fees	189,979
OPERATING EXPENSES	
Salaries and wages	81,250
Infrastructure	666
General and administrative	22,390
	104,306
NET INCOME	85,673
RETAINED EARNINGS – BEGINNING OF PERIOD	-
RETAINED EARNINGS – END OF PERIOD	85,673

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Changes in Shareholder's Equity
For the thirteen months ended December 31, 2009
(Amounts in US Dollars)

	$
Shareholder's equity – December 2, 2008	120,000
Additions to shareholder's equity Contribution of capital	-
Net income for period	85,673
Shareholder's equity – December 31, 2009	205,673

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Changes in Liabilities Subordinate to Claims of General Creditors
For the thirteen months ended December 31, 2009
(Amounts in US Dollars)

	$
Balance – December 2, 2008	-
Increases	-
Decreases	-
Balance – December 31, 2009	-

No liabilities subordinate to claims of general creditors existed at December 31, 2009.

SOLIUM FINANCIAL SERVICES LLC

Statement of Cash Flows
For the thirteen months ended December 31, 2009
(Amounts in US Dollars)

	2009 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:	
OPERATING	
Net income	85,673
	85,673
Changes in non-cash working capital	(18,087)
	67,586
NET INCREASE IN CASH	67,586
CASH, BEGINNING OF YEAR	119,929
CASH, END OF YEAR	187,515

See accompanying notes to the financial statements.

(Amounts in US dollars, unless otherwise stated)

1. BUSINESS ORGANIZATION

Solium Financial Services LLC ("SFS") was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority (FINRA) member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings").

The Company's primary source of revenue is derived from the access and administration fees earned through sharing agreements with broker partners. The Company operates as a FINRA member and its officers are licensed with FINRA. As of December 31, 2009, all registration fees and required filings have been made to the FINRA and related securities authorities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Based upon the No-Action Relief for Filing Initial Annual Audited Financial Statement (CRD No. 147933 and SEC File No. 8-67942), these financial statements cover the period for December 2, 2008 to December 31, 2009.

Fair value measurement

Effective December 2, 2008, the Company adopted Accounting Standard Codification ("ASC") Topic 820 - *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value and requires enhanced disclosures about fair value measurements. These enhanced disclosures are set out in Note 4.

Effective December 2, 2008, the Company adopted ASC Topic 825 The Fair Value Option for Financial Assets & Financial Liabilities". This standard provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period and permits the fair value option election on an instrument-by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to new basis of accounting for that instrument. This standard did not have any impact on the financial position or earnings of the Company.

Financial Statements

The Company maintains it books and the accompanying financial statements have been prepared on the accrual basis of accounting. Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

Cash and cash equivalents

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes

Solium Holdings and its domestic subsidiaries, including SFS, file consolidated U.S. federal and state income tax returns. Based on the results of the consolidated group, income taxes for the year ended December 31, 2009 are $Nil.

(Amounts in US dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES

Changes in accounting policies

In July 2006, the FASB issued Interpretation, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740, "Accounting for Income Taxes." This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption and in subsequent periods, This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for the Company for the year ending December 31, 2009. The interpretation had no impact on the Company's financial statements.

3. NET CAPITAL

As at December 31, 2009, the Company's net capital is $205,673. The Company's excess net capital was $200,673 over the minimum requirements. The Aggregated Indebtedness was $18,138 and the ratio of Aggregated Indebtedness to net capital was 9%. This was computed pursuant to SEC Rule 15c3-1.

4. FINANCIAL INSTRUMENTS – FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation,

The Company's assets and liabilities are classified within Level 1 of the fair value hierarchy because the value of these. Interests are primarily based on quoted prices available in active markets.

(Amounts in US dollars, unless otherwise stated)

4. **FINANCIAL INSTRUMENTS – FAIR VALUE MEASUREMENTS (Continued)**

The following table summarizes the valuation of the Company's assets and liabilities under the assets and liabilities hierarchy as of December 31, 2009.

	Assets at fair values as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash equivalents at fair value	187,515	-	-	187,515
Accounts receivable	36,296	-	-	36,296
Accounts payable	16,430	-	-	16,430

5. **SHARE CAPITAL**

	Number of Shares	Amount $
Issued - common shares		
Balance, December 2, 2008	100	**120,000**
Balance, December 31, 2009	100	**120,000**

Contribution of capital occurred prior to obtaining membership to FINRA on December 2, 2008.

SOLIUM FINANCIAL SERVICES LLC

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
As at December 31, 2009
(Amounts in US dollars)

	$
Total assets	223,811
Less: Total liabilities	(18,138)
Net Worth	205,673
Less: Non-allocated assets	-
Current Capital	205,673
Less: Haircuts	-
Net Capital	205,673
Less: Required capital	(5,000)
Excess Net Capital	200,673
Aggregated Indebtedness	18,138
Aggregated Indebtedness to Net Capital	9%

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

In planning and performing our audit of the financial statements of Solium Financial Services LLC (the "Company"), as of and for the thirteen month period ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Solium Financial Services LLC. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this reporting, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte & Touche LLP

Calgary, Alberta
February 20, 2010

Chartered Accountants